UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2005

ROYAL DUTCH SHELL PLC

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands

Tel No: (011 31 70) 377 9111)

(Address of principal executive officers)

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

(Exact name of registrant as specified in its charter)

ROYAL DUTCH PETROLEUM COMPANY

(Translation of registrar's name into English)

The Netherlands

(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111)

(Address of principal executive officers)

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

England

(Jurisdiction of incorporation or organisation)

Shell Centre, London SE1 7NA, England

Tel No: (011 44 20) 7934 1234

(Address of principal executive officers)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

19 July 2005

Joint Announcement by Royal Dutch Shell plc ('Royal Dutch Shell'), N.V. Koninklijke Nederlandsche Petroleum Maatschappij ('Royal Dutch') and The "Shell" Transport and Trading Company, p.l.c. ('Shell Transport')

Royal Dutch Shell – Completion of unification expected tomorrow

Royal Dutch Shell declares its public exchange offer for all ordinary shares of Royal Dutch (the ‘Royal Dutch Offer’) unconditional (gestanddoening), subject to and immediately upon court sanction of the Shell Transport scheme of arrangement and registration of the court order by the Registrar of Companies in England and Wales (the ‘Scheme Condition’). Court sanction is expected later today and registration of the court order is expected to occur by 8.00 am (London time) tomorrow, 20 July 2005. It is expected that trading in Royal Dutch Shell shares will commence on the London Stock Exchange and Euronext Amsterdam and that trading in Royal Dutch Shell ADRs will commence on the New York Stock Exchange as markets open on 20 July 2005.

At the close of the acceptance period of the Royal Dutch Offer, Royal Dutch shareholders had tendered 1,897,638,608 ordinary shares in the share capital of Royal Dutch (‘Royal Dutch Shares’), representing 91.69% of all issued and outstanding Royal Dutch Shares. Royal Dutch Shell has exercised its right to waive down the minimum percentage of Royal Dutch Shares that must have been submitted for exchange from 95% to 75% (as announced on 8 July 2005).

Jeroen van der Veer, Chief Executive, said today: “Shareholders have shown strong support throughout the process and voted overwhelmingly in support of the proposals at the recent shareholder meetings to move to one company. We expect to complete the unification of Royal Dutch and Shell Transport tomorrow.”

Subsequent Offer Acceptance Period

Subject to satisfaction of the Scheme Condition, Royal Dutch Shell announces a subsequent offer acceptance period which will expire at 3:00 p.m. Amsterdam time on 9 August 2005 (the 'Subsequent Offer Acceptance Period') as described in the Royal Dutch Offer documents. During this period, holders of Royal Dutch Shares will be permitted – subject to the terms of the Royal Dutch Offer documents – to tender any remaining Royal Dutch Shares.

The Subsequent Offer Acceptance Period is not an extension of the Royal Dutch Offer and will not affect the timing of the acceptance and delivery of Royal Dutch Shares previously tendered and accepted for exchange in the Royal Dutch Offer. During the Subsequent Offer Acceptance Period there will be no withdrawal rights either for Royal Dutch Shares tendered for exchange in the Royal Dutch Offer or for those tendered during the Subsequent Offer Acceptance Period. Royal Dutch Shell will promptly accept for exchange any Royal Dutch Shares tendered during the Subsequent Offer Acceptance Period at the same exchange ratio as in the Royal Dutch Offer period (that is, two Royal Dutch Shell Class A ordinary shares for every Royal Dutch Share held in bearer or Hague registry form tendered and one Royal Dutch Shell Class A ADR (representing two Royal Dutch Shell Class A Shares) for every Royal Dutch Share held in New York registry form tendered).

Remaining Royal Dutch Shares

Royal Dutch Shell reserves the right to use any legally permitted method to obtain 100% of the Royal Dutch Shares. This could include a squeeze out procedure, engaging in one or more corporate restructuring transactions, such as a merger, liquidation, transfer of assets or conversion of Royal Dutch into another form or corporate entity, or changing the Royal Dutch articles of association to alter the corporate or capital structure in a manner beneficial to Royal Dutch Shell. Further, Royal Dutch Shell could engage in one or more transactions with minority holders of Royal Dutch Shares which may include public or private exchanges, tender offers or purchases for consideration consisting of Royal Dutch Shell Shares, other securities or cash.

De-listing of Royal Dutch and Shell Transport

Further to the announcement of final proposals for the recommended unification of Royal Dutch and Shell Transport on 19 May 2005, Royal Dutch has requested the de-listing of the Royal Dutch Shares from the Official List of the UK Listing Authority with effect from 20 July 2005, subject to the satisfaction of the Scheme Condition. Trading in Royal Dutch on the London Stock Exchange is expected to cease at the close of markets today.

Royal Dutch Shell intends to request that Royal Dutch seeks to de-list the Royal Dutch Shares from Euronext Amsterdam and the New York Stock Exchange as soon as reasonably practicable in accordance with applicable rules.

Following the satisfaction of the Scheme Condition Shell Transport ordinary shares will cease to be listed on the Official List of the UK Listing Authority and their admission to trading on the London Stock Exchange will be cancelled. Shell Transport ADRs will also cease to be listed or traded on the New York Stock Exchange. Trading in the Shell Transport on the London Stock Exchange and the New York Stock Exchange is therefore expected to cease at the close of markets today.

This announcement is made pursuant to article 9b paragraph 1 and 9t paragraph 4 of the 1995 Decree on the Supervision of Securities Trade.

Enquiries:

Media
UK/USA/International:
Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Bianca Ruakere	+44 20 7934 4323
Lisa Givert	+44 20 7934 2914
Susan Shannon	+44 20 7934 3277
Bernadette Cunnane	+44 20 7934 2713
Netherlands:
Herman Kievits	+31 70 377 8750

Institutional Investors
UK:
David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Europe:
Bart van der Steenstraten	+31 70 377 3996
USA:
Harold Hatchett	+1 212 218 3112

Private Investor Call Centres

UK Call Centre:	Freephone 0800 169 1679 (+44 1903 276323 from outside the UK) Monday to Friday 8:30 a.m. to 5:30 p.m., London time

US Call Centres:

Holders of Royal Dutch New York Registered Shares: Within the US call toll free (877) 278 4235, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time

Holders of Shell Transport ADRs: Within the US call toll free (877) 278 6357, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time

Legal notices

Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been filed with, or furnished to, the US Securities and Exchange Commission (the 'SEC') by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained, free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

The Royal Dutch Offer and the Shell Transport scheme of arrangement (the ‘Scheme’) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This announcement and other documents related to the transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this announcement and any other documents related to the transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this announcement (including custodians, nominees and trustees) or other documents related to the transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this announcement and other documents relating to the transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This announcement and any document relating to the transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the 'New Zealand Securities Act'). Accordingly, neither the Royal Dutch Offer documents nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this announcement in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors are advised to seek expert financial advice before making any decisions as regards the proposals, including the Royal Dutch Offer referred to in this announcement.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL plc	ROYAL DUTCH PETROLEUM COMPANY
(Registrant)	(Registrant)

Chief Executive (J. van der Veer)	President/Managing Director (J. van der Veer)

Company Secretary (M.C.M. Brandjes)	Company Secretary (M.C.M. Brandjes)

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)

Assistant Company Secretary (M. Edwards)

Date: 19 July 2005